Equal Energy to Strengthen Presence in Oklahoma

Calgary, Alberta – November 30, 2012 -- Equal Energy Ltd. (TSX: EQU) (NYSE: EQU) is further strengthening its presence in Oklahoma as part of the implementation of its recently-concluded strategic review.

The latest measures include relocating the technical leadership team from Calgary to Equal’s existing office in Oklahoma City, and adding financial and other specialists focused on the US operations.

Under an agreement announced on November 27, 2012, Equal has sold the last of its western Canadian assets to Keystone Royalty Corp. Equal’s principal remaining asset is the liquids-rich Hunton natural gas field in central Oklahoma. The Hunton field currently produces approximately 7,800 boe/d, and Equal has a strong history of drilling success in the play.

With the cessation of operations in Canada, Terry Fullerton, Senior VP, Exploration, is leaving the Company, effective November 30th.

“Terry has made a valuable contribution to Equal over the past three years”, Don Klapko, Equal’s President and Chief Executive Officer, said. “During her time with us, she was largely focused on our Canadian operations, and was instrumental in identifying and developing the Lochend Cardium and Alliance Viking plays.”

Equal has begun a search to fill various senior positions in Oklahoma, notably in the exploration, engineering and finance functions. Both internal and external candidates will be considered.

The Company’s 2013 budget plans for a $36 million capital program providing production growth combined with a $0.20 per share annual dividend.

“The strategic review and our plans for the future are based on a balanced and prudent approach”, Mr. Klapko added. “We foresee an increase in commodity prices as the global economy improves, but we also need to be mindful of the risks involved in the volatile sector in which we operate”.

Further details of the strategic review and its benefits can be found at www.sedar.com

About Equal Energy:

Equal Energy is an oil and gas exploration and production company based in Calgary, Alberta, with its United States operations office located in Oklahoma City, Oklahoma. Our shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B), and our shares are listed on the New York Stock Exchange under the symbol (EQU). Our oil and gas assets are centered on the Hunton liquids-rich natural gas property in Oklahoma.

Contacts:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

Bernard Simon
Vice-President – Kingsdale Communications Inc.
(416) 867 2304

Forward-looking Statements:

Certain information in this press release constitutes forward-looking statements under applicable securities law including the timing or uncertainty of the sale of Equal’s royalty interests and income tax pools, the repayment of the bank facility, the 2013 budget projections, the timing of the commencement of drilling and the payment of future dividends..  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with closing the Royalties sale, assignment of tax pools and subsequent payment, oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve and future production estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Conversion: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  All dollar values are in Canadian dollars unless otherwise stated.